GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED
2005 FEB 10 P 3:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/0228/05/LTR

8 February 2005

PRIVATE & CONFIDENTIAL
By Courier

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America


05005741

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith copies of the announcement dated:

- 2 February 2005 (*Return Pursuant to Rule 704(11) of the Listing Manual*);
- 4 February 2005 (*Announcement by Subsidiary Company, CDL Investments New Zealand Limited – Response to Media Articles*); and
- 7 February 2005 (*Scheduled date for release of the Unaudited Financial Results for the year ended 31 December 2004*)

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

PROCESSED
FEB 16 2005
THOMSON
FINANCIAL

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)
Ms Catherine Loh (without enclosures)

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

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* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	02-Feb-2005 17:28:13
Announcement No.	00034

>> Announcement Details

The details of the announcement start here ...

Announcement Title * | Return Pursuant to Rule 704(11) of the Listing Manual

Description | Pursuant to Rule 704(11) of the Listing Manual, we submit herewith Annexures I, II, III and IV being the lists of persons occupying managerial positions in the Company or any of its principal subsidiaries who are relatives of a director or chief executive officer or substantial shareholder of the Company.

Attachments:

Annexures.pdf
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Annexure I
(2005)

CITY DEVELOPMENTS LIMITED
(Co. Reg. No. 196300316Z)
(Rule 704(11) of the Listing Manual)

LIST OF PERSONS OCCUPYING MANAGERIAL POSITIONS IN THE COMPANY OR OF ANY OF ITS PRINCIPAL SUBSIDIARIES WHO ARE RELATIVES OF A DIRECTOR OR CHIEF EXECUTIVE OFFICER OR SUBSTANTIAL SHAREHOLDER OF THE COMPANY

City Developments Limited ("CDL") and
principal subsidiary City e-Solutions Limited ("CES")

Name	Age	Family relationship with any director and/or substantial shareholder	Current position and duties, and the year the position was first held	Details of changes in duties and position held, if any, during the year
Mr Kwek Leng Beng	64	Brother of Mr Kwek Leng Joo. Cousin of Mr Kwek Leng Peck.	CDL Executive Chairman of CDL with effect from 1 January 1995, with executive powers over the overall business operations and management of CDL. CES Chairman and Managing Director of CES since 1989, responsible for the overall management of CES.	N.A. N.A.

Annexure II
(2005)

CITY DEVELOPMENTS LIMITED
(Co. Reg. No. 196300316Z)
(Rule 704(11) of the Listing Manual)

LIST OF PERSONS OCCUPYING MANAGERIAL POSITIONS IN THE COMPANY OR OF ANY OF ITS PRINCIPAL SUBSIDIARIES WHO ARE RELATIVES OF A DIRECTOR OR CHIEF EXECUTIVE OFFICER OR SUBSTANTIAL SHAREHOLDER OF THE COMPANY

City Developments Limited ("CDL") and
principal subsidiary City e-Solutions Limited ("CES")

Name	Age	Family relationship with any director and/or substantial shareholder	Current position and duties, and the year the position was first held	Details of changes in duties and position held, if any, during the year
Mr Kwek Leng Joo	51	Brother of Mr Kwek Leng Beng. Cousin of Mr Kwek Leng Peck.	CDL Managing Director of CDL with effect from 1 January 1995, with full responsibilities as a Chief Executive Director. CES An Executive Director since 1989, responsible for the management of CES.	N.A. N.A.

Annexure III
(2005)

CITY DEVELOPMENTS LIMITED
(Co. Reg. No. 196300316Z)
(Rule 704(11) of the Listing Manual)

LIST OF PERSONS OCCUPYING MANAGERIAL POSITIONS IN THE COMPANY OR OF ANY OF ITS PRINCIPAL SUBSIDIARIES WHO ARE RELATIVES OF A DIRECTOR OR CHIEF EXECUTIVE OFFICER OR SUBSTANTIAL SHAREHOLDER OF THE COMPANY

Principal subsidiaries: CDL Hotels New Zealand Limited ("CDLHNZ")
CDL Investments New Zealand Limited ("CDLINZL")
City e-Solutions Limited ("CES")
Kingsgate International Corporation Limited ("KIC")
SWAN Holdings Limited ("SWAN")
Millennium & Copthorne International Limited ("MCIL")

Name	Age	Family relationship with any director and/or substantial shareholder	Current position and duties, and the year the position was first held	Details of changes in duties and position held, if any, during the year
Mr Vincent Yeo Wee Eng	36	Nephew of Messrs Kwek Leng Beng, Kwek Leng Joo and Kwek Leng Peck.	CDLHNZ/CDLINZL/KIC A non-executive Director of CDLHNZ, CDLINZL and KIC with effect from 14 January 1998.	N.A.
			CES An Executive Director and Chief Executive Officer of CES with effect from 26 June 2000 and 1 November 2000 respectively.	N.A.
			SWAN President and Director of SWAN with effect from 30 November 2000 and 24 November 2000 respectively.	N.A.
			MCIL President (Asia Pacific), overseeing the hotel operations in Asia Pacific and the corporate office of MCIL in Singapore with effect from 10 October 2003	N.A.

Annexure IV
(2005)

CITY DEVELOPMENTS LIMITED
(Co. Reg. No. 196300316Z)
(Rule 704(11) of the Listing Manual)

LIST OF PERSONS OCCUPYING MANAGERIAL POSITIONS IN THE COMPANY OR OF ANY OF ITS PRINCIPAL SUBSIDIARIES WHO ARE RELATIVES OF A DIRECTOR OR CHIEF EXECUTIVE OFFICER OR SUBSTANTIAL SHAREHOLDER OF THE COMPANY

Principal Subsidiary : Millennium & Copthorne International Limited ("MCIL")

Name	Age	Family relationship with any director and/or substantial shareholder	Current position and duties, and the year the position was first held	Details of changes in duties and position held, if any, during the year
Chia Fook Fie	56	Brother-in-law of Mr Kwek Leng Peck.	Director of Procurement, overseeing the operations in central procurement office from February 2002.	N.A.

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	04-Feb-2005 17:19:39
Announcement No.	00043

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by Subsidiary Company, CDL Investments New Zealand Limited - Response to Media Articles
Description	We attach herewith a copy of the subject announcement released by our subsidiary, CDL Investments New Zealand Limited ("CDLI"), on 4 February 2005, in response to articles appearing in the New Zealand media relating to a possible take-over offer for CDLI.
Attachments:	CDLINZX.pdf Total size = **25K** (2048K size limit recommended)

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CDL INVESTMENTS
NEW ZEALAND LIMITED

Level 13, Countrywide Building, 280 Queen Street,
P. O. Box 3248, Auckland 1, New Zealand
Ph (09) 913 8005 Fax (09) 309 3244 Email: takeshi.ito@mckhotels.co,nz

STOCK EXCHANGE ANNOUNCEMENT

Date : 4 February 2005 **Pages sent (including this page):** 1

E-mail : announce@nzx.com / damas.potoi@nzx.com

Attention : Market Information Services

Company : NZX

From : **Takeshi Ito – Company Secretary**

Subject **CDL INVESTMENTS NEW ZALAND LIMITED – MEDIA ARTICLES APPEARING THIS MORNING**

REMARKS: ☐ Urgent ☐ For your review ☐ Reply ASAP ☐ Please comment

In relation to the articles appearing in the media this morning, CDL Investments New Zealand Limited makes the following statement:

a) **Executive Director John Lindsay has been quoted out of context in relation to a possible takeover offer for the Company.**

b) **The Company is not aware of any offers for the Company from any party at this time. The articles contain factual inaccuracies and are therefore purely speculative. The Company is looking to report its full year result some time in the second half of February.**

c) **CDL Hotels New Zealand Limited has not advised the Company that it intends to sell any part of its stake in the Company.**

Statement issued by: Takeshi Ito – Company Secretary, CDL Investments New Zealand Limited


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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	07-Feb-2005 17:09:53
Announcement No.	00040

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Scheduled date for release of the Unaudited Financial Results for the year ended 31 December 2004
Description	City Developments Limited will be announcing its unaudited financial results for the year ended 31 December 2004 on 28 February 2005. By Order of the Board Shufen Loh @ Catherine Shufen Loh Enid Ling Peek Fong Company Secretaries
Attachments:	Total size = **0** (2048K size limit recommended)

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